Exhibit 99.1

FOR RELEASE

UNITIL REPORTS SECOND QUARTER EARNINGS

HAMPTON, N.H., JULY 27, 2017 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $3.1 million, or $0.23 per share, for the second quarter of 2017, an increase of $0.6 million, or $0.05 per share, compared to the second quarter of 2016. For the six months ended June 30, 2017, the Company reported Net Income of $15.5 million, or $1.11 per share, an increase of $2.1 million, or $0.15 per share, compared to the same six month period in 2016. The increases in earnings for the second quarter and six month periods of 2017 were driven by higher natural gas and electric sales margins and customer growth.

“Our second quarter results improved significantly over the prior year, reflecting underlying customer growth, increasing investment in our electric and gas delivery systems and generally supportive regulatory processes,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We continue to experience steady growth in both our gas and electric businesses.”

Natural gas sales margins were $20.5 million and $58.5 million in the three and six months ended June 30, 2017, respectively, resulting in increases of $0.7 million and $2.8 million, respectively, compared to the same periods in 2016. Gas sales margin in the second quarter was positively affected by $0.6 million from customer growth and $0.6 million in higher natural gas distribution rates, partially offset by the negative impact of $0.5 million from warmer early spring weather. For the six month period, gas sales margin was positively affected by higher natural gas distribution rates of $1.7 million and customer growth of $1.1 million.

Natural gas therm sales increased 6.4% and 4.6% in the three and six month periods ended June 30, 2017, respectively, compared to the same periods in 2016. The increase in gas therm sales in the Company’s service areas was driven by customer growth and, for the six month period, colder winter weather in 2017 compared to 2016.

Electric sales margins were $23.3 million and $45.3 million in the three and six months ended June 30, 2017, respectively, resulting in increases of $2.9 million and $4.8 million, respectively, compared to the same periods in 2016. Electric sales margin in the second quarter was positively

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

affected by higher electric distribution rates of $2.8 million and Residential sales growth, partially offset by lower average usage of electricity by Commercial and Industrial (C&I) customers. For the six month period, electric sales margin was positively affected by higher electric distribution rates of $4.4 million and Residential sales growth. Total electric kilowatt-hour (kWh) sales decreased 0.4% and 0.8%, respectively in the three and six month periods ended June 30, 2017 compared to the same periods in 2016, reflecting lower average usage by C&I customers during those periods, offset by the growth in Residential kWh sales.

Revenues for Usource, the Company’s non-regulated energy brokering business, decreased $0.1 million in the three months ended June 30, 2017, compared to the same period in 2016. Usource’s revenues were on par for the six month period ended June 30, 2017 compared to the same period in 2016.

Operation and Maintenance (O&M) expenses increased $1.9 million and $2.1 million, for the three and six months ended June 30, 2017, respectively, compared to the same periods in 2016. The increase in the three month period reflects higher utility operating costs of $1.9 million, including $0.7 million of higher vegetation management costs which are recovered in electric rates and reflected in electric sales margin, higher regulatory costs of $0.6 million and higher all other utility operating costs of $0.6 million. The increase in O&M expenses of $2.1 million in the six month period reflects higher utility operating costs of $1.7 million, including $0.8 million of higher vegetation management costs which are recovered in electric rates and reflected in electric sales margin, higher regulatory costs of $0.6 million and higher all other utility operating costs of $0.3 million, and higher compensation and benefit costs of $0.4 million.

Depreciation, Amortization, Property Taxes and other expenses increased $0.6 million and $1.8 million in the three and six months ended June 30, 2017, respectively, compared to the same periods in 2016, reflecting higher depreciation and property taxes on higher utility plant assets in service.

Interest Expense, net decreased $0.4 million and increased $0.1 million in the three and six months ended June 30, 2017, respectively, compared to the same periods in 2016. The decrease in the three month period reflects higher net interest income on net regulatory assets/liabilities and repayment of higher cost long-term debt, partially offset by an increase in interest expense on short-term debt. The increase in the six month period reflects an increase in interest expense on short-term debt, partially offset by higher net interest income on net regulatory assets/liabilities and repayment of higher cost long-term debt.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Income Taxes increased by $0.8 million and $1.5 million for the three and six months ended June 30, 2017 compared to the same periods in 2016, reflecting higher pre-tax earnings in the current periods.

At its January 2017, April 2017 and July 2017 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.36 per share. These quarterly dividends result in a current effective annual dividend rate of $1.44 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss second quarter 2017 results on Thursday, July 27, 2017, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 104,300 electric customers and 79,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2017 and 2016 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2016	Change	2017	2016	Change
Gas Therm Sales:
Residential	9.7	8.1	19.8%	30.7	27.9	10.0%
Commercial/Industrial	36.7	35.5	3.4%	101.6	98.6	3.0%

Total Gas Therm Sales	46.4	43.6	6.4%	132.3	126.5	4.6%

Electric kWh Sales:
Residential	141.7	138.8	2.1%	317.9	314.2	1.2%
Commercial/Industrial	230.2	234.6	(1.9%)	466.4	476.5	(2.1%)

Total Electric kWh Sales	371.9	373.4	(0.4%)	784.3	790.7	(0.8%)

Gas Revenues	$32.0	$28.9	$3.1	$106.8	$102.0	$4.8
Cost of Gas Sales	11.5	9.1	2.4	48.3	46.3	2.0

Gas Sales Margin	20.5	19.8	0.7	58.5	55.7	2.8

Electric Revenues	47.4	44.1	3.3	96.9	95.2	1.7
Cost of Electric Sales	24.1	23.7	0.4	51.6	54.7	(3.1)

Electric Sales Margin	23.3	20.4	2.9	45.3	40.5	4.8

Usource Revenues	1.4	1.5	(0.1)	3.1	3.1	—

Total Sales Margin:	45.2	41.7	3.5	106.9	99.3	7.6

Operation & Maintenance Expenses	17.6	15.7	1.9	35.2	33.1	2.1
Depreciation, Amortization, Property Taxes & Other	17.2	16.6	0.6	35.2	33.4	1.8
Interest Expense, net	5.3	5.7	(0.4)	11.3	11.2	0.1

Income Before Income Taxes	5.1	3.7	1.4	25.2	21.6	3.6
Income Tax Expense	2.0	1.2	0.8	9.7	8.2	1.5

Net Income	$3.1	$2.5	$0.6	$15.5	$13.4	$2.1

Earnings Per Share	$0.23	$0.18	$0.05	$1.11	$0.96	$0.15

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com